January 16, 2015

Ms. Lisa M. Kohl
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-4720

       Re: SiteStar Corporation ("SiteStar")
                Revised Preliminary Proxy Statement on Schedule 14A
                Filed January 13, 2015 by Jeffrey I. Moore, et al.
                File No. 000-27763

Dear Ms. Kohl:

We are submitting the following responses to the comments in the letter from the Staff of the Securities and Exchange Commission (the "Commission"), dated January 13, 2015 (the "Additional Comment Letter"), with respect to the above-referenced filing. For your convenience, enclosed is a copy of the amended preliminary proxy statement ("Amended Proxy Statement"), that is being filed with the Commission on the date hereof and which has been marked to show changes against the related disclosures contained in the revised preliminary proxy statement filed with the Commission on January 13,2015 (the "Revised Proxy Statement").

Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Additional Comment Letter. Any capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in the Revised Proxy Statement.

General

1.   ***Please also include the director nominees as participants on the cover page of the proxy statement. Please refer to Instruction 3.(ii) to Item 4 of Schedule 14A.***

        The cover page of the Amended Proxy Statement has been updated in response to the Staff's comment.

2.   ***We note your response to prior comment 4, including the statement that, "[i]n the event the Board of Directors continues to refuse to call a meeting of the stockholders, the Moore Shareholder Group is prepared to pursue its rights under NRS 78.345." The disclosure in the proxy statement indicates that the Moore Shareholder Group is calling a special meeting following the board's refusal to do so. Please revise to clarify whether the Moore Shareholder Group is calling a special meeting pursuant to Article IV, Section 3 of the bylaws. In doing so, please disclose whether the potential amendments to the bylaws that are referenced in this***

response were passed, and if so whether the amendments have retroactive effect. If the Moore Shareholder Group expects to call a special meeting, please tell us the impact, if any, of the thirty-five to sixty day time frame referenced in Article IV, Section 3 of the bylaws on the timing of such meeting. Finally, please update the Background to the Solicitation section and the proxy statement generally as necessary.

We have inserted the following language on page 7 of the proxy:

"On January 12, 2015, over the objection of Mr. Moore, the Board of SiteStar adopted a series of amendments to SiteStar's bylaws, one of which removed the ability of shareholders to call a meeting of the shareholders. The amendments were not passed with retroactive effect. The Moore Shareholder Group believes that the meeting it has called, and to which this proxy relates, remains properly called pursuant to Nevada law and the SiteStar bylaws in effect when the meeting was called. If the meeting cannot be held in the initial time frame specified when the meeting was called and a new meeting must be called, which is no longer permitted under the bylaws, or the directors were to challenge the validity of the meeting in light of the bylaw amendments, Nevada law permits holders of 15% of the outstanding voting securities to petition a court to order a meeting for the election of directors if no meeting has been held within the prior 18 months. If either of those events occurs, the Moore Shareholder Group will petition the court to order a meeting. "

The purpose of the language in the prior response was to indicate to the Staff that the Moore Shareholder Group intended to pursue all available options to cause a meeting to be held. We did not mean to imply that we felt the meeting could no longer be held. We apologize for the confusion. However, to avoid the possibility of the meeting being held invalid, we would like to distribute the proxy as soon as possible. We do not believe it is necessary to describe all the changes to the bylaws in this proxy, and assume SiteStar will make the appropriate filings with the Commission.

Additional Participant Information, page 16

3.   *We note your statement in the first sentence of this section regarding the persons that are participants in this solicitation. In referencing the participants in the solicitation, please also include all persons identified on the cover page of the proxy statement as participants and all persons that are participants according to Instruction 3 to Item 4 of Schedule 14A.*

The disclosure on page 16 has been updated in the Amended Proxy Statement in response to the Staff's comment.

Form of Proxy Cad

4.   *Please clearly mark the form of proxy as a "form of" and mark the form of proxy as "Preliminary Copy." Please refer to Rule 14a-4(a) and Rule 14a-6(e)(1).*

The proxy card has been updated to mark it as a "form of" and has been updated to mark it as a "preliminary copy."

*   *   *   *

Please be advised that, in connection with the Comment Letter and the Moore Shareholder Group's responses hereto, on behalf of each member of the Moore Shareholder Group, we hereby acknowledge the Staff's position that (i) each member of the Moore Shareholder Group is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing above-referenced filing, and (iii) members of the Moore Shareholder Group may not assert the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt review of and assistance with this response. Please feel free to call me at (859) 230-3115 if you have any questions or further comments.

Very truly yours,

/S/ Jeffrey I. Moore

Jeffrey I. Moore
(for himself and on behalf of the Moore Shareholder Group)

cc: Andrew Tucker, Vedder Price P.C.